FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 31, 2006

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 1, 2006	By:	/S/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 31, 2006
URL: http://www.komatsu.com/

Consolidated Business Results

for Nine Months of the Fiscal Year Ending March 31, 2006 (U.S. GAAP)

1. Matters Related to the Production of the Outline of Business

1) Simplified accounting procedures: Adopted in part to calculate tax expenses.

2) Changes in accounting procedures since the last consolidated fiscal year: None.

3) Changes in group of entities:

Consolidated subsidiaries

Added:                  29 companies

Removed:             10 companies

Affiliated companies accounted for by the equity method

Added:                  2 companies

Removed:             4 companies

2. Results for Nine Months of the Fiscal Year Ending March 31, 2006

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

Millions of yen except per share amounts

	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Changes Increase		FY ended March 31, 2005
Net sales	1,224,062	1,034,763	189,299	18.3%	1,434,788
Operating profit	121,467	70,870	50,597	71.4%	101,923
Income before income taxes, minority interests and equity in earnings	125,253	72,458	52,795	72.9%	98,703
Net income	83,722	41,718	42,004	100.7%	59,010
Net income per share (Yen)
Basic	¥84.36	¥42.06	42.30		¥59.51
Diluted	¥84.24	¥42.04	42.20		¥59.47

Notes:	1) Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding nine months a year ago.

2)      Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of December 31, 2005	As of March 31, 2005
Total assets (Millions of yen)	1,623,397	1,449,068
Shareholders’ equity (Millions of yen)	586,892	477,144
Shareholders’ equity ratio (%)	36.2	32.9
Shareholders’ equity per share (Yen)	590.67	481.27

3. Management Performance (Consolidated)

For the 9-month period of the fiscal year, ending March 31, 2006, Komatsu posted consolidated net sales of ¥1,224.0 billion, up 18.3% over the previous corresponding period. Operating profit for the period climbed 71.4%, to ¥121.4 billion, while net income reached ¥83.7 billion, registering a double increase of 100.7%. These figures represent expanded sales and profits for four consecutive 9-month periods.

In addition to impressive improvement in performance of our mainstay business of construction and mining equipment as well as business of industrial machinery, vehicles and others, our electronics business also improved its results from the 9-month period last year, driven by good performance of the silicon wafer business. As a result, all our business segments achieved growth in both sales and profits for the 9-month period under review.

With regard to consolidated business results for the fiscal year, ending March 31, 2006, we are pleased to report that our projections announced on November 1, 2005 remain sound in effect today.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the 9-month period under review made a sizable gain of 20.9% over the previous corresponding period, to ¥931.2 billion, against the backdrop of thriving demand worldwide. While boosting sales, we continued our efforts to increase sales prices and reduce production costs. As a result, segment profit reached ¥98.1 billion, registering a solid increase of 78.1% over the previous 9-month period last year.

We accelerated sales in the major markets of North America and Europe, Central and South America with strong demand for mining equipment, and the Middle East where infrastructure developments were gaining momentum. We also expanded sales in China where demand was recovering steadily. In addition to overall growth in sales overseas, those in Japan also improved from the previous 9-month period.

[Sales of Construction and Mining Equipment by Region (Geographic Origin)]	Millions of yen

	Nine months ended December 31, 2005 (A) 1USD=¥113 1EUR=¥137	Nine months ended December 31, 2004 (B) 1USD=¥108 1EUR= ¥135	Changes Increase (A)-(B)
Japan	200,625	199,495	1,130	0.6%
The Americas	302,700	222,566	80,134	36.0%
Europe & CIS	164,628	133,657	30,971	23.2%
Asia & Oceania	144,834	125,267	19,567	15.6%
China	42,185	29,109	13,076	44.9%
The Middle East & Africa	76,231	59,990	16,241	27.1%
Total	931,203	770,084	161,119	20.9%

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased 14.1% over the previous 9-month period, to ¥210.7 billion. Segment profit reached ¥16.2 billion, recording a substantial gain of 54.5%.

Against the backdrop of thriving capital outlays of automobile manufacturing industries, sales of large presses accelerated, centering on the AC Servo Press series. Komatsu Industries Corporation and Komatsu Machinery Corporation also stepped up sales of industrial machinery.

Komatsu Forklift Co., Ltd., Komatsu Logistics Corp. and other Komatsu Group companies continued to improve their performance for the 9-month period under review.

Electronics

Consolidated net sales from the electronics business increased 2.7% over the previous 9-month period, to ¥82.1 billion. Segment profit improved 6.1%, to ¥9.1 billion.

At the end of July last year, we sold Advanced Silicon Materials LLC (ASiMI), a U.S. sales and manufacturing subsidiary of polycrystalline silicon, which resulted in a factor of lowering sales and profits of our electronics business. However, increased sales and profits of Komatsu Electronic Metals Co., Ltd. offset the adverse effects and improved consolidated performance of our electronics business.

4. Financial Conditions (Consolidated)

Total assets amounted to ¥1,623.3 billion at the end of the 9-month period under review, up ¥174.3 billion from the previous fiscal year-end. This increase reflects growth in trade notes and accounts receivable as well as inventories resulting particularly from accelerated sales of construction and mining equipment. Nevertheless, total asset turnover has improved and repayment of borrowings advanced. Interest-bearing debt totaled ¥395.8 billion at the end of the 9-month period under review, a decline of ¥36.4 billion from the previous fiscal year-end. With an increase in shareholders’ equity mainly resulting from expanded profits, net debt-to-equity ratio* further improved to 0.54 at the end of the 9-month period under review, compared to 0.70 at the previous fiscal-year end.

*	Net DER = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/shareholders’ equity

<Reference>

Projection for the Full Fiscal Year ending March 31, 2006 (Consolidated)

(From April 1, 2005 to March 31, 2006)

Millions of yen

	Net sales	Operating profit	Income before income taxes	Net income
The entire fiscal year	1,650,000	160,000	153,000	101,000

*	Announced on November 1, 2005

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of December 31, 2005	As of March 31, 2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥81,495	¥97,510	¥(16,015)
Time deposits	100	52	48
Trade notes and accounts receivable	389,333	316,828	72,505
Inventories	363,937	307,002	56,935
Other current assets	108,968	94,105	14,863

Total current assets	943,833	815,497	128,336

Long-term trade receivables	68,317	80,856	(12,539)

Investments	110,843	83,447	27,396

Property, plant, and equipment - Less accumulated depreciation	386,438	366,660	19,778

Other assets	113,966	102,608	11,358

Total	1,623,397	1,449,068	174,329

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	191,405	214,577	(23,172)
Trade notes and accounts payable	319,308	266,112	53,196
Income taxes payable	28,192	12,234	15,958
Other current liabilities	161,219	149,576	11,643

Total current liabilities	700,124	642,499	57,625

Long-term liabilities	292,633	290,479	2,154

Minority interests	43,748	38,946	4,802

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	136,133	135,792	341
Retained earnings	369,370	299,537	69,833
Accumulated other comprehensive income (loss) *	17,495	(21,485)	38,980
Treasury stock	(3,976)	(4,570)	594

Total shareholders’ equity – net	586,892	477,144	109,748

Total	¥1,623,397	¥1,449,068	¥174,329

	As of December 31, 2005	As of March 31, 2005	Changes Increase (Decrease)
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(4,056)	¥(22,161)	¥18,105

Net unrealized holding gains on securities available for sale	32,349	18,605	13,744

Pension liability adjustments	(10,435)	(17,340)	6,905

Net unrealized holding gains (losses) on derivative instruments	(363)	(589)	226

Short & long-term debt	¥395,834	¥432,291	¥(36,457)

Note:	The accompanying consolidated balance sheet for the current fiscal year reflects the reclassification of the portion of installment and lease receivables due after one year (less unearned interest), or the long-term portion, separately from trade notes and accounts receivable of current assets. The corresponding figures at the last fiscal year-end were also reclassified accordingly.

Condensed Consolidated Statements of Income

(For nine months ended December 31, 2005 and 2004)

Millions of yen

	2005		2004		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues and other
Net sales	¥1,224,062	100.0	¥1,034,763	100.0	¥189,299	18.3
Interest and other income	25,182	2.1	16,981	1.6	8,201

	1,249,244	—	1,051,744	—	197,500	18.8

Costs and expenses
Cost of sales	898,588	73.4	770,680	74.5	127,908
Selling, general and administrative expenses	204,007	16.7	193,213	18.7	10,794
Interest expense	9,431	0.8	7,789	0.7	1,642
Other	11,965	1.0	7,604	0.7	4,361

	1,123,991	—	979,286	—	144,705	14.8

Income before income taxes, minority interests, and equity in earnings	125,253	10.2	72,458	7.0	52,795	72.9

Income taxes	34,846	2.8	27,921	2.7	6,925

Minority interests in (income) of consolidated subsidiaries	(7,819)	(0.6)	(4,104)	(0.4)	(3,715)

Equity in earnings of affiliated companies	1,134	0.1	1,285	0.1	(151)

Net income	¥83,722	6.8	¥41,718	4.0	¥42,004	100.7

Business Segment Information

(For nine months ended December 31, 2005 and 2004)

Millions of yen

	2005 (A) 1USD=¥113 1EUR=¥137			2004 (B) 1USD=¥108 1EUR=¥135			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	946,989	98,124	10.4	781,887	55,104	7.0	165,102	43,020
Industrial Machinery, Vehicles and Others	274,516	16,289	5.9	230,731	10,542	4.6	43,785	5,747
Electronics	82,125	9,146	11.1	79,976	8,622	10.8	2,149	524
Subtotal	1,303,630	123,559	9.5	1,092,594	74,268	6.8	211,036	49,291
Corporate & Elimination	(79,568)	(2,092)	—	(57,831)	(3,398)	—	(21,737)	1,306
Total	1,224,062	121,467	9.9	1,034,763	70,870	6.8	189,299	50,597

Consolidated Sales by Operation

(For nine months ended December 31, 2005 and 2004)

Millions of yen

		2005 (A)		2004 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	200,625	16.4	199,495	19.3	1,130	0.6
	Overseas	730,578	59.7	570,589	55.1	159,989	28.0
		931,203	76.1	770,084	74.4	161,119	20.9
Industrial Machinery, Vehicles and Others	Japan	137,727	11.2	131,075	12.7	6,652	5.1
	Overseas	73,013	6.0	53,632	5.2	19,381	36.1
		210,740	17.2	184,707	17.9	26,033	14.1
Electronics	Japan	40,267	3.3	41,560	4.0	(1,293)	(3.1)
	Overseas	41,852	3.4	38,412	3.7	3,440	9.0
		82,119	6.7	79,972	7.7	2,147	2.7
Total	Japan	378,619	30.9	372,130	36.0	6,489	1.7
	Overseas	845,443	69.1	662,633	64.0	182,810	27.6
		1,224,062	100.0	1,034,763	100.0	189,299	18.3

Reference:

Consolidated Business Results for Three Months from October through December 2005

(1) Business Segment Information	Millions of yen

	Three months ended December 31, 2005 (A) 1USD=¥118 1EUR=¥140			Three months ended December 31, 2004 (B) 1USD=¥105 1EUR=¥138			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	323,236	33,392	10.3	267,504	19,213	7.2	55,732	14,179
Industrial Machinery, Vehicles and Others	96,396	5,552	5.8	77,926	3,461	4.4	18,470	2,091
Electronics	28,061	3,577	12.7	26,682	3,014	11.3	1,379	563
Subtotal	447,693	42,521	9.5	372,112	25,688	6.9	75,581	16,833
Corporate & Elimination	(33,340)	(753)	—	(21,325)	(987)	—	(12,015)	234
Total	414,353	41,768	10.1	350,787	24,701	7.0	63,566	17,067

(2) Consolidated Sales by Operation	Millions of yen

		Three months ended December 31, 2005 (A)		Three months ended December 31, 2004 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	71,254	17.2	71,188	20.3	66	0.1
	Overseas	244,856	59.1	191,445	54.6	53,411	27.9
		316,110	76.3	262,633	74.9	53,477	20.4
Industrial Machinery, Vehicles and Others	Japan	44,399	10.7	45,083	12.8	(684)	(1.5)
	Overseas	25,784	6.2	16,390	4.7	9,394	57.3
		70,183	16.9	61,473	17.5	8,710	14.2
Electronics	Japan	13,191	3.2	14,358	4.1	(1,167)	(8.1)
	Overseas	14,869	3.6	12,323	3.5	2,546	20.7
		28,060	6.8	26,681	7.6	1,379	5.2
Total	Japan	128,844	31.1	130,629	37.2	(1,785)	(1.4)
	Overseas	285,509	68.9	220,158	62.8	65,351	29.7
		414,353	100.0	350,787	100.0	63,566	18.1

(3) Sales of Construction and Mining Equipment by Region (Geographic Origin)	Millions of yen

	Three months ended December 31, 2005 (A)	Three months ended December 31, 2004 (B)	Changes Increase (Decrease) (A)-(B)
Japan	71,254	71,188	66	0.1%
The Americas	106,152	75,602	30,550	40.4%
Europe & CIS	58,880	46,513	12,367	26.6%
Asia & Oceania	41,188	42,723	(1,535)	(3.6%)
China	15,558	6,552	9,006	137.5%
The Middle East & Africa	23,078	20,055	3,023	15.1%
Total	316,110	262,633	53,477	20.4%